Mail Stop 3561

March 28, 2008

Via Fax & U.S. Mail

Mr. Brian M. Carter
 Chief Financial Officer
WORLD RACING GROUP, INC.
(F/k/a, DIRT MOTOR SPORTS, INC.)
7575-D West Winds Boulevard
Concord, North Carolina 28027

> **Re:** **DIRT Motor Sports, Inc.**
> **Form 10-KSB for the year ended September 30, 2005**
> **File No. 0-18045**
>
> **and**
>
> **Form 10-KSB Transition Report (period October 1, 2005 to December 31, 2005)**
> **File No. 0-18045**

Dear Mr. Carter:

We have completed our review of your Forms 10-KSB and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief